EXHIBIT 99.1

Endeavour Silver Provides 2024 Guidance; Production expected at 5.3 – 5.8 Million oz Silver and 34,000-38,000 oz Gold for 8.1- 8.8 Million oz Silver Equivalent ˆ

VANCOUVER, British Columbia, Jan. 11, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its consolidated production and cost guidance, and its capital and exploration budgets for 2024. The Company will provide 2024 guidance on activities at the Terronera project in a separate news release. All dollar amounts are in US dollars (US$).

2024 Production and Cost Guidance Highlights

In 2024, silver production is expected to range from 5.3 to 5.8 million ounces (oz) and gold production is expected to be between 34,000 oz and 38,000 oz. Silver equivalent production is forecast to total between 8.1 million and 8.8 million oz1.

Consolidated cash costs2 and all-in sustaining costs2 (“AISC”) in 2024 are estimated to be $14.00-$15.00 per oz silver and $22.00-23.00 per oz silver, respectively, net of gold by-product credits. Consolidated cash costs on a per ounce basis are expected to be slightly higher than 2023, primarily due to a reduction in gold production and a lower estimated gold price, and AISC slightly lower as reduced sustaining capital and comparable exploration and general and administrative costs will be allocated over similar silver production.

“While we expect 2024 production levels aligning with those of 2023, ongoing challenges include escalating costs,” commented Dan Dickson, Endeavour’s CEO. “The influence of a stronger local currency, coupled with inflationary pressures on essential inputs like labor, explosives, energy, and steel prices, continue to impact the bottom line. While we pursue opportunities to mitigate cost pressures in all areas, maintaining and enhancing safety at our operations will always be our focus.”

Mr. Dickson added, “2024 will be a very important year as we complete the build of our Terronera Project and begin transitioning to a premier senior sliver producer. Our commitment to creating shareholder value will continue by way of delivering a substantial decrease in costs and a path to margin expansion. We are laser-focused on completing construction at Terronera this year which should result in a significant increase in production, a notable reduction in costs and provide substantial free cash flow in future years.”

2024 Guidance Summary (3)

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	Tpd	1,150 - 1,250	1,150 - 1,250	2,300 - 2,500
Silver production	M oz	4.9 – 5.2	0.5 - 0.6	5.3 – 5.8
Gold production	k oz	13.0 - 15.0	21.0 - 23.0	34.0 - 38.0
Silver Eq production[1]	M oz	5.9 – 6.4	2.2 - 2.4	8.1 – 8.8
Cash costs, net of gold by-product credits[2]	$/oz			$14.00 - $15.00
AISC, net of gold by-product credits[2]	$/oz			$22.00 - $23.00
Sustaining capital[2] budget	$M			$30.0
Exploration budget	$M			$8.7

Operating Mines

At Guanaceví, 2024 plant throughput is estimated to range from 1,150 tonnes per day (tpd) to 1,250 tpd and average 1,200 tpd mining mainly from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs, but with significant royalty payments on production. Compared to 2023, mine grades are expected to be slightly lower and recoveries are anticipated to be similar in 2024. Cash costs per ounce, AISC per ounce and direct costs2 on a per tonne basis are expected to be similar to 2023.

In 2024, plant throughput at Bolañitos is expected to range from 1,150 tpd to 1,250 tpd and average 1,200 tpd sourcing from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Mine grades are expected to be higher for silver and lower for gold and recoveries are expected to be similar to 2023. Cash costs per ounce are expected to increase due to lower gold production and lower estimated gold prices. AISC per ounce are expected to decrease due to lower sustaining capital and direct costs on a per tonne basis are expected to be similar to 2023.

Consolidated Operating Costs

2024 cash costs, net of gold by-product credits, are expected to be $14.00-$15.00 per oz of silver produced.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $22.00-$23.00 per oz of silver produced. Excluding non-cash items, AISC are forecast to be in the $20.00-$21.00 range.

Direct operating costs2 per tonne are estimated to be $140-$145 with inflationary pressures and a strengthened Mexican Peso expected to continue in 2024. Direct costs2, which include royalties and special mining duties, are estimated to be in the range of $165-$170 per tonne.

Management made the following assumptions in calculating its 2024 cost forecasts: $23 per oz silver price, $1,840 per oz gold price, 17:1 Mexican peso per US dollar exchange rate, and a 5% Mexican annual inflation rate.

2024 Capital Budget (3)

	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$14.1 million	$7.1 million	$21.2 million	-	$21.2 million
Bolañitos	$7.3 million	$1.5 million	$8.8 million	-	$8.8 million
Corporate and Exploration				$2.6 million	$2.6 million
Total	$21.4 million	$8.6 million	$30.0 million	$2.6 million	$32.6 million

Sustaining Capital Investments

In 2024, Endeavour plans to invest $30.0 million in sustaining capital at its two operating mines. At assumption metal prices, the sustaining capital investments are expected to be paid out of operating cash flow.

At Guanaceví, $21.2 million will be invested in capital projects, the largest of which is 4.4 kilometres of mine development at El Curso and Milache for an estimated $14.1 million. An additional $5.4 million will be invested in mine infrastructure and mine equipment. A further $1.5 million will be invested in the plant and tailings storage facility, including engineering for a tailings facility expansion. A remaining $0.2 million will be spent on various surface infrastructure or equipment.

At Bolañitos, $8.8 million will be invested in capital projects, including $7.3 million for 5.1 kilometres of mine development to access resources in the Plateros-La Luz, Lucero-Karina, and Bolañitos-San Miguel areas. The additional $1.5 million will go to upgrade the mining fleet, plant improvements and to support site infrastructure.

The Company also plans to spend $2.6 million to maintain exploration concessions, acquire mobile exploration equipment and cover corporate infrastructure.

2024 Exploration Budget (3)

Project	2024 Activity	Drill Metres	Expenditures	Discretionary
Guanaceví	Drilling	6,000	$1.2 million
Bolañitos	Drilling	6,000	$1.0 million
Pitarrilla	Drilling/Development	6,000	$5.1 million
Parral	Economic Studies	-	$0.5 million	$0.2 million
Chile	Targeting	-	$0.4 million	$1.6 million
Bruner	Targeting	-	$0.4 million	$0.4 million
Other	Evaluation	-	$0.1 million
Total		18,000	$8.7 million	$2.2 million

In 2024, the Company plans to spend $8.7 million drilling 18,000 metres across its properties, with the majority of the budget allocated towards advancing Pitarrilla. The discretionary component is subject to Board approval later in the year, as the Company completes the build of Terronera during a capital-intensive year.

At the Guanaceví and Bolañitos mines, 12,000 metres of drilling are planned at a cost of $2.2 million to replace reserves and expand resources.

At the Pitarrilla project, management plans to invest $5.1 million on several initiatives. The largest portion of the expenditure at Pitarrilla in 2024 relates to ramp fortification costs to continue advancement of an underground drive that will be used as a drill platform. During 2023, the drive was re-directed due to ground conditions, which increased the development estimate. The Company plans to drill 6,000 metres to test the high-grade zone and its feeder structures at various angles from the newly extended and improved ramp. Additional plans include continued maintenance of the office and camp, scoping studies and additional underground infrastructure.

At the Parral project in Chihuahua state, the Company has paused exploratory drilling and has allocated $0.5 million towards economic studies in the second half of the year.

In Chile, management has taken the approach to pause exploration and intends to invest $0.4 million on targeting programs. Subject to Board approval, the Company has allocated a discretionary investment of $1.6 million towards drilling the Aida target and programs related to mapping, sampling, geophysics and surface exploration on several other exploration projects.

At the Bruner project in Nevada management plans to invest $0.4 million to map and sample new targets with a discretionary component of $0.5 million related to engineering work.

Technical Disclosure

The scientific and technical information contained in this news release has been reviewed and approved by Don Gray, SME-RM, Chief Operating Officer, a Qualified Persons as defined under NI 43-101.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Endnotes

1 Silver equivalent is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS Financial Measures

The Company has included certain performance measures that are not defined under International Financial Reporting Standards (“IFRS”). The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as an indicator of performance. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers with similar descriptions.

Cash costs and cash costs per ounce

Cash costs per ounce is a non-IFRS measure. In the silver mining industry, this metric is a common performance measure that does not have a standardized meaning under IFRS. Cash costs include direct costs (including smelting, refining, transportation and selling costs), royalties and special mining duty and changes in finished goods inventory net of gold credits. Cash costs per ounce is based on ounces of silver produced and is calculated by dividing cash costs by the number of ounces of silver produced.

Direct operating costs and direct costs

Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs per tonne include all direct operating costs, royalties and special mining duty.

All-in sustaining costs (“AISC”) and AISC per ounce

This measure is intended to assist readers in evaluating the total cost of producing silver from operations. While there is no standardized meaning across the industry for AISC measures, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council and used as a standard of the Silver Institute. The Company defines AISC as the cash costs (as defined above), plus reclamation cost accretion, mine site expensed exploration, corporate general and administration costs and sustaining capital expenditures. AISC per ounce is based on ounces of silver produced and is calculated by dividing AISC by the number of ounces of silver produced.

Sustaining capital

Sustaining capital is defined as the capital required to maintain operations at existing levels. This measurement is used by management to assess the effectiveness of an investment program.

For further information on reconciliations of Non-GAAP measures, refer to the Non-IFRS Measures section of the Company’s Management’s Discussion & Analysis for the three and nine months ending September 30, 2023, beginning on page 20.

(3) Totals may not add due to rounding

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the anticipated timing of development of the Terronera Project, Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, projected prices for gold and silver in 2024 and the timing and results of various activities, including exploration and development. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Terronera Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: assumptions regarding gold and silver prices and currency exchange rates in 2024, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of forecasted mine economics in 2024; mining projects will be completed in accordance with management’s expectations and achieve their stated production outcomes, drawdown availability under the Terronera Debt Facility and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.